LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 400

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.LuseLaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E MAIL
(202) 274-2009	MLevy@LuseLaw.com

October 23, 2007

VIA EDGAR

Ms. Julia E. Griffith

Special Counsel

Securities and Exchange Commission

Office of Mergers & Acquisitions

100 F Street, N.E.

Mail Stop 4563

Washington, D.C.  20549

Re:

Sun American Bancorp, Schedule TO-I, filed September 25, 2007

File No. 005-54441, Response to Comment Letter Dated October 22, 2007

Dear Ms. Griffith:

On behalf of Sun American Bancorp, a Delaware corporation (the “Company”), the following are responses to the Securities and Exchange Commission comment letter dated October 22, 2007 on the above referenced filing.  For ease of reference the comments have been reproduced below.

Schedule TO - General

1.

While you have filed a Schedule 13E-3/A, you have not properly tagged an initial Schedule 13E-3 in EDGAR.  Please file a base Schedule 13E-3 when you file amended materials.

A base Schedule 13E-3 has been filed in response to this comment.

Has Sun American or its board of directors adopted a position on the tender offers?, page 8

2.

Given the title of this subsection, we continue to believe that you should note here that the board of directors has determined that the offers are fair and in the best interests of each class of warrant holders.  Please revise.  Include a cross-reference to the section later in the offer to purchase where you discuss the reasons for the board’s fairness determinations.

Disclosure has been added at page 8 in response to this comment.

Ms. Julia E. Griffith

Securities and Exchange Commission

October 23, 2007

Price Range of Shares and Warrants, page 37

3.

Please disclose the information that the Company is not aware of any trading in the Warrants other than the Series D Warrants.

Disclosure has been added at page 39 in response to this comment.

Summary and Pro Forma Financial Data, page 41

4.

Provide the ratio of earnings to fixed charges data required by Item 1010(c)(4) of Regulation M-A.  This information should be disclosed in the Schedule TO even if the offeror ordinarily does not prepare that information or the offer does not involve the issuance of debt.  You should use Item 503(d) or Regulation S-K as a guide for furnishing this information.  See Instruction 1 to Item 13 of Schedule 13E-3.

The ratio of earnings to fixed charges has been added at page 42 in response to this comment.  Please note that during the historical periods presented the Company had no fixed charges.

If you have any questions regarding this letter or the enclosed, please do not hesitate to contact me at (202) 274-2009 or Alan Schick at 202-274-2008.

Sincerely,

/s/ Marc P. Levy
Marc P. Levy

Enclosures

cc:

Michael Golden, Chairman and Chief Executive Officer

Robert Nichols, President and Chief Financial Officer

Alan Schick, Esq.